Exhibit 99.13

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity SUNDANCE ENERGY AUSTRALIA LIMITED

ABN 76 112 202 883

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Paul McCrady

Date of last notice	24 November 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	16 December 2014

No. of securities held prior to change	1,835,081 ordinary fully paid shares 73,500 2011 RSU’s 100,446 2012 RSU’s 187,124 SY2012 RSU’s 503,991 2013 RSU’s

Class	Ordinary fully paid shares

Number acquired	73,500 ordinary fully paid shares (73,500 2011 RSU’s vested)

Number disposed	nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	nil

+ See chapter 19 for defined terms.

No. of securities held after change	1,908,581 ordinary fully paid shares 100,446 2012 RSU’s 187,124 SY2012 RSU’s 503,991 2013 RSU’s

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the Sundance Energy Australia Limited Incentive Compensation Plan for employees and executives.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.